SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                               AMASYS CORPORATION
                            (Name of Subject Company)

         SUTTER OPPORTUNITY FUND 3, LLC; MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $110,368                                               $11.81

 * For purposes of calculating the filing fee only. Assumes the purchase of 2,207,350 Shares at a purchase price equal to $0.05 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $11.81
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed:  March 8, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Sutter Opportunity Fund 3, LLC; and MacKenzie Patterson Fuller, LP. (collectively the "Purchasers") to purchase up to all of the 2,207,350 shares of common stock outstanding as of the date of the Offer (the "Shares") in AMASYS Corporation (the "Corporation"), the subject company, at a purchase price equal to $0.05 per Share, less the amount of any dividends declared or made with respect to the Shares between March 8, 2006 (the "Offer Date") and April 19, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are terminating the Offer pursuant to Section 13(c). The Corporation announced that it is "in the initial stages of determining if it can liquidate its assets and if so, determining what value could be distributed to its common stockholders" and that the SEC's questions following its Annual Report have still yet to be resolved such that it still could not timely file its Form 10-QSB for the quarter ended December 31, 2005. In the judgment of the Purchasers, such facts are or will be materially adverse to the Corporation and to the value of the Shares. Furthermore, the Purchasers have agreed to sell their preferred shares to a third party effective March 24, 2006. Thus, the Purchasers and their affiliates no longer own any equity interests in the Corporation.

Item 12. Exhibits.
         --------

(a)(1) Offer to Purchase dated March 8, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Shareholders dated March 8, 2006*

(a)(4) Form of advertisement in Investor's Business Daily*

(a)(5) Form of Letter to Shareholders dated March 28, 2006

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 8, 2006.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 28, 2006

Sutter Opportunity Fund 3, LLC and
 MacKenzie Patterson Fuller, LP

By:      /s/ Robert E. Dixon
         ---------------------------------------
         Robert E. Dixon, Senior Vice President of Manager or
         General Partner of each filing person

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated March 8, 2006*

(a)(2)            Letter of Transmittal*

(a)(3)            Form of Letter to Shareholders dated March 8, 2006*

(a)(4)            Form of advertisement in Investor's Business Daily*

(a)(5)            Form of Letter to Shareholders dated March 28, 2006

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 8, 2006.